                                   FORM U-3A-2

                                                                File No. 69-248

                        SECURITIES & EXCHANGE COMMISSION
                                Washington, D.C.

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Southwestern Energy Company, an Arkansas corporation, is located at 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. Southwestern Energy Company is a holding company with seven wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, an Arkansas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns a minority interest in the NOARK Pipeline System Limited Partnership (NOARK), (NOARK owns an interstate natural gas pipeline in Arkansas and Oklahoma); and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Overton Partners, L.L.C., is an Arkansas limited liability company owned by Southwestern Energy Production Company. Overton Partners, L.L.C., owns a majority interest in Overton Partners, L.P., a Texas limited partnership. The financial results of Overton Partners, L.P., are consolidated with the financial results for Southwestern Energy Company and its other subsidiaries. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.

         The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72703. The main location of SEECO, Inc., Arkansas Gas Gathering Company, A. W. Realty Company, Overton Partners, L.L.C., and Overton Partners, L.P., is 1083 Sain Street, Fayetteville, Arkansas 72703. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 2200 Mid-Continent Tower, 401 South Boston, Tulsa, Oklahoma 74103.

         All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, Overton Partners, L.P., and Overton Parners,
         L.L.C., are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri, although it has sold all of its Missouri operations effective May 31, 2000. Southwestern Energy Pipeline Company is authorized to do business in Oklahoma. Southwestern Energy Services Company is authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas. Overton Partners, L.L.C., is an Arkansas limited liability company authorized to do business in Arkansas and Texas. Overton Partners, L.P., is Texas limited partnership authorized to do business in Texas.

     2. Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its seven corporate subsidiaries.

         Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 5,127 miles of pipeline. This system is located entirely within the state of Arkansas and includes a gathering and storage system with 387 miles of pipeline, 984 miles of transmission pipeline and 3,756 miles of distribution pipeline.

         AWG's northwest Arkansas gas utility system gathers its primary gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the Harrison and Mountain Home areas. The section of the AWG system serving Harrison and Mountain Home receives a protion of its gas supply from a lateral line off of the Ozark Pipeline System.

         AWG's northeast Arkansas gas utility system obtains its primary gas supply from interstate pipelines. Through its northeast Arkansas gas utility system, AWG provides distribution of natural gas to the major communities of Blytheville, Piggott and Osceola.

     3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 2001, as follows:

         (a)  Natural gas distributed at retail:

                              Average
         Utility Sales       Consumers           Mcf              Sales
         -------------       ---------           ---              -----
         Residential          117,765         8,442,456       $  77,061,157
         Commercial            16,017         6,070,642          47,947,486
         Industrial               215         2,486,199          15,339,773
                              -------        ----------       -------------

              Total           133,997        16,999,297       $ 140,348,416
                              =======        ==========       =============

         (b) The public utility subsidiary purchased outside the state of Arkansas 5,776,061 Mcf of natural gas costing $33,651,041 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.

     4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

                                    EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 2001.

                                    EXHIBIT B

Financial Data Schedule for the year ended December 31, 2001.

                                    EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2002.

                                                SOUTHWESTERN ENERGY COMPANY



                                                By:   /s/ GREG D. KERLEY
                                                ----------------------------
                                                       Greg D. Kerley
                                                   Executive Vice President
                                                 and Chief Financial Officer

ATTEST:



   /s/ MARK K. BOLING
--------------------------
     MARK K. BOLING
     Secretary




Notices and correspondence concerning this statement should be addressed to:
     Greg D. Kerley, Executive Vice President and Chief Financial Officer Southwestern Energy Company
     2350 North Sam Houston Parkway East, Suite 300
     Houston, Texas 77032

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)
                                                                               Southwestern  Diamond
                                       Southwestern  Arkansas                  Energy        "M"         Overton    Overton
                                       Energy        Western Gas               Production    Production  Partners   Partners
                                       Company       Company      SEECO, Inc.  Company       Company     L.P.       L.L.C.
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
Operating Revenues:
    Gas sales                          $         -   $  140,348   $   70,209   $    61,295   $     127   $  4,904   $      -
    Gas marketing                                -            -            -             -           -          -          -
    Oil sales                                    -            -            -        14,011       2,638        282
    Gas transportation                           -        4,366            -             -           -          -          -
    Other                                        -        2,568          471             -           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                                 -      147,282       70,680        75,306       2,765      5,186          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Operating Costs and Expenses:
    Gas purchases - utility                      -       96,058            -             -           -          -          -
    Gas purchases - marketing                    -            -            -             -           -          -          -
    Operating and general                        -       32,386       11,834        17,383       1,969        211          -
    Depreciation, depletion and
      amortization                               -        6,163       16,925        26,732         901      1,972          -
    Taxes, other than income                     -        2,329          424         5,719         146        381          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                                 -      136,936       29,183        49,834       3,016      2,564          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
        Operating Income (Loss)                  -       10,346       41,497        25,472        (251)     2,622          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Interest Expense:
    Interest on long-term debt              23,920            -            -             -           -          -          -
    Intercompany interest                   (6,529)       3,888        2,029          (467)        (89)         -        230
    Other interest charges                     704          531            -            29           -          -          -
    Interest capitalized                         -           (6)        (278)       (1,311)          -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                            18,095        4,413        1,751        (1,749)        (89)         -        230
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Other Income (Expense)                      13,945          600            1           143           -         35          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
Minority Interest - Partnership                  -            -            -           930           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Income (Loss) before Provision (Benefit)
    for Income Taxes                        (4,150)       6,533       39,747        26,434        (162)     2,657       (230)

Provision (Benefit) for Income Taxes        (6,884)       2,505       15,786        10,320         (58)         -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------


        Net Income (Loss)              $     2,734   $    4,028   $   23,961   $    16,114   $    (104)  $  2,657   $   (230)
                                       ============  ===========  ===========  ============  ==========  =========  =========



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)
                                                Southwestern  Southwestern
                                       A.W.     Energy        Energy
                                       Realty   Pipeline      Services
                                       Company  Company       Company       Eliminations       Consolidated
                                       -------  ------------  ------------  ------------       ------------
Operating Revenues:
    Gas sales                          $    -   $         -   $         -   $   (27,931)(a)    $   248,952
    Gas marketing                           -             -       190,325      (118,486)(a)         71,839
    Oil sales                               -             -             -             -             16,931
    Gas transportation                      -             -             -             -              4,366
    Other                                 448             -             -          (648)(b)          2,839
                                       -------  ------------  ------------  -------------      ------------
                                          448             -       190,325      (147,065)           344,927
                                       -------  ------------  ------------  -------------      ------------

Operating Costs and Expenses:
    Gas purchases - utility                 -             -             -       (27,897)(a)(b)      68,161
    Gas purchases - marketing               -             -       186,496      (118,486)(a)         68,010
    Operating and general                  29            72           960          (736)(b)         64,108
    Depreciation, depletion and
      amortization                         90             5           111             -             52,899
    Taxes, other than income               24             2            55             -              9,080
                                       -------  ------------  ------------  ------------       ------------
                                          143            79       187,622      (147,119)           262,258
                                       -------  ------------  ------------  ------------       ------------
        Operating Income (Loss)           305           (79)        2,703            54             82,669
                                       -------  ------------  ------------  ------------       ------------

Interest Expense:
    Interest on long-term debt              -             -             -             -             23,920
    Intercompany interest                  41           773           124             -                  -
    Other interest charges                  -             -           110             -              1,374
    Interest capitalized                    -             -             -             -             (1,595)
                                       -------  ------------  ------------  ------------       ------------
                                           41           773           234             -             23,699
                                       -------  ------------  ------------  ------------       ------------

Other Income (Expense)                     15        (1,484)            -       (14,054)(b)(c)        (799)
                                       -------  ------------  ------------  ------------       ------------

Minority Interest - Partnership             -             -             -             -                930
                                       -------  ------------  ------------  ------------       ------------
Income (Loss) Before Provision (Benefit)
    for Income Taxes                      279        (2,336)        2,469       (14,000)(c)         57,241

Provision (Benefit) for Income Taxes      111          (859)          996            -              21,917
                                       -------  ------------  ------------  ------------       ------------


        Net Income (Loss)              $  168   $    (1,477)  $     1,473   $   (14,000)       $    35,324
                                       =======  ============  ============  ============       ============

(a) To eliminate intercompany sales and purchases.
(b) To eliminate intercompany income and expense items.
(c) To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(in thousands)
                                                                               Southwestern  Diamond
                                       Southwestern  Arkansas                  Energy        "M"         Overton    Overton
                                       Energy        Western Gas               Production    Production  Partners   Partners
                                       Company       Company      SEECO, Inc.  Company       Company     L.P.       L.L.C.
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
Assets
------
Current Assets:
    Cash                               $     1,189   $      977   $        -   $        70   $       -   $  1,404   $      -
    Accounts receivable                        813       23,217        2,453         5,779          97      3,656      1,082
    Intercompany accounts receivable        32,710            -      (19,499)       18,182       1,599        (43)    (9,757)
    Income taxes receivable                    265            -            -             -           -          -          -
    Inventories, at average cost                 -       10,293       16,313             -           -          -          -
    Hedging Asset                                -            -        9,381             -           -          -          -
    Regulatory Asset - Hedging                   -        5,817            -             -           -          -          -
    Other                                    2,446        1,351           (2)          994          (3)         -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
        Total Current Assets                37,423       41,655        8,646        25,025       1,693      5,017     (8,675)
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Investments:
    Investment in subsidiaries, at cost    412,661            -            -             -           -          -          -
    Other                                        -            -            -         1,216           -          -     10,610
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                           412,661            -            -         1,216           -          -     10,610
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -            -      292,140       645,971       7,440     25,129          -
    Gas utility system                           -      192,784            -             -           -          -          -
    Gas in underground storage                   -       15,998       16,048             -           -          -          -
    Other                                   16,978          921          461         5,398           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                            16,978      209,703      308,649       651,369       7,440     25,129          -
Less - Accumulated depreciation,
    depletion and amortization              12,728       84,927      166,986       332,376       5,560      1,972          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                             4,250      124,776      141,663       318,993       1,880     23,157          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Other Assets                                 9,331        3,500        1,006           793         (79)         -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

                                       $   463,665   $  169,931   $  151,315   $   346,027   $   3,494   $ 28,174   $  1,935
                                       ============  ===========  ===========  ============  ==========  =========  =========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(in thousands)
                                                Southwestern  Southwestern
                                       A.W.     Energy        Energy
                                       Realty   Pipeline      Services
                                       Company  Company       Company       Eliminations       Consolidated
                                       -------  ------------  ------------  ------------       ------------
Assets
------
Current Assets:
    Cash                               $    -   $         -   $         1   $         -        $     3,641
    Accounts receivable                     3             -         7,956        (2,293)(d)         42,763
    Intercompany accounts receivable     (449)      (12,614)        1,942       (12,071)(d)              -
    Income taxes receivable                 -             -             -             -                265
    Inventories, at average cost            -             -             -             -             26,606
    Hedging Asset                           -             -             -             -              9,381
    Regulatory Asset - Hedging              -             -             -             -              5,817
    Other                                   2             -           (57)            -              4,731
                                       -------  ------------  ------------  ------------       ------------
        Total Current Assets             (444)      (12,614)        9,842       (14,364)            93,204
                                       -------  ------------  ------------  ------------       ------------

Investments:
    Investment in subsidiaries, at cost     -             -             -      (412,661)(e)              -
    Other                                  50        15,488             -       (11,826)(d)         15,538
                                       -------  ------------  ------------  ------------       ------------
                                           50        15,488             -      (424,487)            15,538
                                       -------  ------------  ------------  ------------       ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                    -             -             -             -            970,680
    Gas utility system                      -             -             -             -            192,784
    Gas in underground storage              -             -             -             -             32,046
    Other                               5,968             -           384             -             30,110
                                       -------  ------------  ------------  ------------       ------------
                                        5,968             -           384             -          1,225,620
Less - Accumulated depreciation,
    depletion and amortization            983             -           258             -            605,790
                                       -------  ------------  ------------  ------------       ------------
                                        4,985             -           126             -            619,830
                                       -------  ------------  ------------  ------------       ------------

Other Assets                                -             -             -             -             14,551
                                       -------  ------------  ------------  ------------       ------------

                                       $4,591   $     2,874   $     9,968   $  (438,851)       $   743,123
                                       =======  ============  ============  ============       ============

(d) To eliminate intercompany amounts related to Overton Partners, L.P., activity.
(e) To eliminate investments in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 2001
(in thousands)
                                                                               Southwestern  Diamond
                                       Southwestern  Arkansas                  Energy        "M"         Overton    Overton
                                       Energy        Western Gas               Production    Production  Partners   Partners
                                       Company       Company      SEECO, Inc.  Company       Company     L.P.       L.L.C.
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
Liabilities and Shareholders' Equity
------------------------------------
Current Liabilities:
    Accounts payable                   $    14,686   $    5,743   $    5,711   $    11,721   $     147   $  2,619   $  1,165
    Taxes payable                              548        2,827          280            78           -          -          -
    Interest payable                         2,503          150            -             -           -          -          -
    Deferred gas purchases                       -        8,184            -             -           -          -          -
    Hedging liability                          958        5,817          215             -           -          -          -
    Customer deposits                            -        4,845            -             -           -          -          -
    Other                                   (2,916)         707        3,859           739           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
          Total Current Liabilities         15,779       28,273       10,065        12,538         147      2,619      1,165
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Long-Term Debt, less current
    portion                                350,000       59,352            -             -           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Other Liabilities:
    Deferred income taxes                  (56,886)      20,733       60,269        85,197        (581)         -          -
    Deferred investment tax credits              -        1,195            -             -           -          -          -
    Long-term hedging liability                  -            -          100             -           -          -          -
    Other                                    1,638          561            -           889           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                           (55,248)      22,489       60,369        86,086        (581)         -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Minority Interest - Partnership                  -            -            -        13,001           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

Shareholders' Equity:
    Common stock                             2,774       24,214        8,244             1           -          -          -
    Additional paid-in capital              19,764       29,000       22,000       253,545       7,000          -          -
    Retained earnings                      160,072        6,603       44,290       (19,144)     (3,072)     2,657       (230)
    Partnership capital                          -            -            -             -           -     22,898      1,000
    Other comprehensive income                (584)           -        6,347             -           -          -          -
    Common stock in treasury, at cost      (25,196)           -            -             -           -          -          -
    Unamortized cost of restricted
        shares issued under stock
        incentive plan                      (3,696)           -            -             -           -         -           -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                           153,134       59,817       80,881       234,402       3,928     25,555        770
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------
                                       $   463,665   $  169,931   $  151,315   $   346,027   $   3,494   $ 28,174   $  1,935
                                       ============  ===========  ===========  ============  ==========  =========  =========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 2001
(in thousands)

                                                Southwestern  Southwestern
                                       A.W.     Energy        Energy
                                       Realty   Pipeline      Services
                                       Company  Company       Company       Eliminations       Consolidated
                                       -------  ------------  ------------  ------------       ------------
Liabilities and Shareholders' Equity
------------------------------------
Current Liabilities:
    Accounts payable                   $    -   $         -   $     2,144   $    (2,292)(d)    $    41,644
    Taxes payable                          76             -           591             -              4,400
    Interest payable                        -             -             -             -              2,653
    Deferred gas purchases                  -             -             -             -              8,184
    Hedging liabilities                     -             -             -             -              6,990
    Customer deposits                       -             -             -             -              4,845
    Other                                   -             -           363             -              2,752
                                       -------  ------------  ------------  ------------       ------------
          Total Current Liabilities        76             -         3,098        (2,292)            71,468
                                       -------  ------------  ------------  ------------       ------------

Long-Term Debt, less current
    portion                                 -             -             -       (59,352)(e)        350,000
                                       -------  ------------  ------------  ------------       ------------

Other Liabilities:
    Deferred income taxes                 555        10,860         1,038             -            121,185
    Deferred investment tax credits         -             -             -             -              1,195
    Long-term hedging liability             -             -             -             -                100
    Other                                   -             -             -             -              3,088
                                       -------  ------------  ------------  ------------       ------------
                                          555        10,860         1,038             -            125,568
                                       -------  ------------  ------------  ------------       ------------


Minority Interest - Partnership             -             -             -             -             13,001
                                       -------  ------------  ------------  ------------       ------------

Shareholders' Equity:
    Common stock                            1             2             2       (32,464)(e)          2,774
    Additional paid-in capital          1,728         7,572             -      (320,845)(e)         19,764
    Retained earnings                   2,231       (15,560)        5,830             -            183,677
    Partnership capital                     -             -             -       (23,898)(d)              -
    Other comprehensive income              -             -             -             -              5,763
    Common stock in treasury, at cost       -             -             -             -            (25,196)
    Unamortized cost of restricted
        shares issued under stock
        incentive plan                      -             -             -             -             (3,696)
                                       -------  ------------  ------------  ------------       ------------
                                        3,960        (7,986)        5,832      (377,207)           183,086
                                       -------  ------------  ------------  ------------       ------------

                                       $4,591   $     2,874   $     9,968   $  (438,851)       $   743,123
                                       =======  ============  ============  ============       ============

(d) To eliminate intercompany amounts related to Overton Partners, L.P., activity.
(e) To eliminate investments in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)
                                                                               Southwestern  Diamond
                                       Southwestern  Arkansas                  Energy        "M"         Overton    Overton
                                       Energy        Western Gas               Production    Production  Partners   Partners
                                       Company       Company      SEECO, Inc.  Company       Company     L.P.       L.L.C.
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

RETAINED EARNINGS, beginning of year   $   157,338   $   16,575   $   20,329   $   (35,258)  $  (2,968)  $      -   $      -

Net income (loss)                            2,734        4,028       23,961        16,114        (104)     2,657       (230)

Cash dividends                                   -      (14,000)           -             -           -          -          -
                                       ------------  -----------  -----------  ------------  ----------  ---------  ---------

RETAINED EARNINGS, end of year         $   160,072   $    6,603   $   44,290   $   (19,144)  $  (3,072)  $  2,657   $   (230)
                                       ============  ===========  ===========  ============  ==========  =========  =========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES                                                                        Exhibit A
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

                                                Southwestern  Southwestern
                                       A.W.     Energy        Energy
                                       Realty   Pipeline      Services
                                       Company  Company       Company       Eliminations       Consolidated
                                       -------  ------------  ------------  ------------       ------------

RETAINED EARNINGS, beginning of year   $2,063   $   (14,083)  $     4,357   $         -        $   148,353

Net income (loss)                         168        (1,477)        1,473       (14,000)(e)         35,324

Cash dividends                              -             -             -        14,000 (e)              -
                                       -------  ------------  ------------  ------------       ------------

RETAINED EARNINGS, end of year         $2,231   $   (15,560)  $     5,830   $         -        $   183,677
                                       =======  ============  ============  ============       ============

(c) To eliminate intercompany dividends.

                                                                    Exhibit B

                  SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
                      CONSOLIDATING FINANCIAL DATA SCHEDULE
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                 (in thousands)


          Total Assets                                   $  743,123

          Total Operating Revenues                       $  344,927

          Net Income                                     $   35,324


Southwestern Energy Company
P.O. Box 1408
Fayetteville, AR 72702-1408



February 27, 2002

Securities & Exchange Commission
ATTN: Filing Desk, Stop 1-4
450 Fifth Street, N. W.
Washington, DC  20549-1004

Gentlemen:

Enclosed is Form U-3A-2, Statement by Holding Company Claiming
Exemption Under Rule U-3A-2 from the Provisions of the Public
Utility Holding Company Act of 1935, on behalf of Southwestern
Energy Company for the year ended December 31, 2001.

This filing is being effected by direct transmission to the Commission's EDGAR System.

Sincerely,




Stan Wilson
Controller